UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

March 4, 2021

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

Attention: Ms. Mindy Rotter, Esq., CPA

Re:	Unified Series Trust (the “Registrant”) SEC File No. 811-21237

Sarbanes Oxley Review

Dear Ms. Rotter:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the 2020 annual financial statements of the Registrant’s series listed in Exhibit A hereto, as provided by the Securities and Exchange Commission. Comments and responses refer to the count numbers assigned to the funds in Exhibit A.

Comment 1: Please review and update EDGAR for funds that have merged or liquidated and confirm that the status has been changed from active to inactive.

Response: We have reviewed the EDGAR status of all former series and classes of the Registrant and confirmed they are inactive, except where a final report needs to be filed.

Comment 2: Please confirm in correspondence that there are no amounts payable to Trustees that need to be disclosed or explain why such amounts have not been stated separately on the statement of assets and liabilities in accordance with Regulation SX 6-04. This applies to fund numbers 1, 2, 7, 8, 9, and 10.

Response: The Registrant confirms there were no amounts payable to the Trustees at the reporting period end for the referenced funds.

Comment 3: Please confirm in correspondence that there are no components of other accrued expenses that should be separately classified on the statement of assets and liabilities. This applies to fund numbers 2, 7, 8, 9 and 10.

Response: The Registrant confirms there were no components of other accrued expenses that needed to be separately classified at the reporting period end for the referenced funds.

Comment 4: Please confirm in correspondence what the line of credit expense line item noted on the statement of operations for fund number 10 represents.

Response: The Trust, on behalf of the Silk Invest New Horizons Frontier Fund, entered into a loan agreement that extends a line of credit to the Registrant for the benefit of the fund (the “Loan”) during the reporting period. The amount disclosed on the Statement of Operations represents the fee that was charged to set up the Loan.

Comment 5: Please confirm in correspondence that any categories of other expenses that exceed 5% of total expenses have been separately identified on the statement of operations in accordance with Regulation SX 6-07. This applies to fund numbers 1, 2, 7, 8, and 9.

Response: The Registrant confirms there were no categories of other expenses required to be separately identified on the Statement of Operations for the referenced funds.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to:	Mr. David Carson, President, Unified Series Trust
Mr. Zachary Richmond, Treasurer and Chief Financial Officer, Unified Series Trust
Ms. Cassandra Borchers, Esq., Thompson Hine LLP

EXHIBIT A

Count	File #	Registrant Name	Series ID	Series Name	FYE
1	811-21237	UNIFIED SERIES TRUST	S000058727	Essex Environmental Opportunities Fund	8/31/2020
2	811-21237	UNIFIED SERIES TRUST	S000055915	Tactical Multi-Purpose Fund	8/31/2020
3	811-21237	UNIFIED SERIES TRUST	S000066753	Fisher Investments Institutional Group Stock Fund for Retirement Plans	8/31/2020
4	811-21237	UNIFIED SERIES TRUST	S000066751	Fisher Investments Institutional Group ESG Stock Fund for Retirement Plans	8/31/2020
5	811-21237	UNIFIED SERIES TRUST	S000066752	Fisher Investments Institutional Group Fixed Income Fund for Retirement Plans	8/31/2020
6	811-21237	UNIFIED SERIES TRUST	S000066750	Fisher Investments Institutional Group ESG Fixed Income Fund for Retirement Plans	8/31/2020
7	811-21237	UNIFIED SERIES TRUST	S000066743	Fisher Investments Institutional Group All Foreign Equity Environmental and Social Values Fund	8/31/2020
8	811-21237	UNIFIED SERIES TRUST	S000066745	Fisher Investments Institutional Group U.S. Small Cap Equity Fund	8/31/2020
9	811-21237	UNIFIED SERIES TRUST	S000066744	Fisher Investments Institutional Group U.S. Large Cap Equity Environmental and Social Values Fund	8/31/2020
10	811-21237	UNIFIED SERIES TRUST	S000061426	Silk Invest New Horizons Frontier Fund	6/30/2020